FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of July 2005


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                        _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)






                                SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.   Name of company

     COLT Telecom Group plc

2.   Name of shareholder having a major interest

     Orbis Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

     Orbis Global Equity Fund Limited 39,234,552
     Orbis Optimal Global Fund, L.P 550,834
     Orbis SICAV Global Equity Fund 2,900,490
     Orbis Optimal SA Fund Limited 1,483,699
     G.A.-Fund-L 776,300
     Orbis MIS-Orbis Global Equity Fund 733,580

5.   Number of shares / amount of stock acquired

6.   Percentage of issued class

7.   Number of shares / amount of stock disposed

8.   Percentage of issued class

9.   Class of security

     Ordinary

10.  Date of transaction

11.  Date company informed

     26 July 2005

12.  Total holding following this notification

     45,679,455

13. Total percentage holding of issued class following this notification

     3.02

14.  Any additional information

15.  Name of contact and telephone number for queries

     Gill Maclean +44 20 7863 5314

16. Name and signature of authorised company official responsible for making this notification

     Caroline Griffin Pain

Date of notification

27 July 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 27 July 2005                                   COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary